SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2009
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Nobuyuki Oneda
(Signature)
Nobuyuki Oneda
Executive Deputy President and
Chief Financial Officer

Date: September 1, 2009

List of materials

Documents attached hereto:

i) Press release entitled "Sony to Realign its Americas LCD Manufacturing Operations"

1-7-1 Konan Minato-ku Tokyo 108-0075
News & Information
No.09-096E
August 31, 2009

Sony to Realign its Americas LCD Manufacturing Operations
- Forms Strategic Alliance with Taiwan’s Hon Hai Precision Industry -

Sony Corporation (“Sony”) announced that it has agreed to form a strategic alliance with Taiwan’s Hon Hai Precision Industry Co. Ltd.  (“Hon Hai”) for the production of LCD TVs for the Americas region.  Based on this agreement, the Sony Group will sell to Hon Hai Group 90% of its shares in Sony Baja California and certain manufacturing assets related to Sony Baja California’s Tijuana site in Mexico (“Tijuana site”), which mainly manufactures LCD TVs for the Americas region.  Following the sale, Hon Hai Group will hold 90% ownership of Sony Baja California and the Sony Group will retain a 10% share.  The Tijuana site will remain a key manufacturing facility of Sony LCD TVs for the Americas region.  Hon Hai Group will assume employment of employees at the Tijuana site.

Within its LCD TV business, Sony is concentrating internal resources towards areas that contribute to product differentiation, such as R&D, engineering and design, while also establishing a structure that enables the company to bring attractive products to market at the earliest possible opportunity.  At the same time, by proactively leveraging external manufacturing resources Sony will also seek to reduce fixed costs, drive other cost reductions, improve profitability and achieve business expansion.

Completions of the transfers are subject to regulatory approvals in several countries.

No material impact from the transfer on Sony's consolidated financial results for the current fiscal year for the transfer is anticipated.

Overview of Sony Baja California, S.A. de C.V

Location:	Tijuana City, State of Baja California, United Mexican States

Date established:	October, 1985 (Commencement of Operation; March 1986)

Number of employees:	3,300 (as of July 31, 2009)

Site area	152,289m²

Representative	Takahiro Kawamura

Key products:	LCD TVs, tuners, home audio and car audio

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